Room 4561

June 28, 2006

Rajendra B. Vattikuti
Chairman, Chief Executive
 Officer and Director
Covansys Corporation
32605 West Twelve Mile Road
Farmington Hills, MI 48334

>   **Re: Covansys Corporation**
>   **Form 10-K for Fiscal Year Ended December 31, 2005**
>   **Filed March 8, 2006**

Dear Mr. Vattikuti:

We have reviewed your response to our letter dated April 10, 2006 in connection with the above referenced filing and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2005

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies, page 12

1. In your response to prior comment number 1, you indicate that information regarding your estimates and assumptions is provided in various places throughout your filing. Please explain to us why you do not believe that your

disclosures within this section should address the information requested in our previous comment. As part of your response, explain why you believe it appropriate to require readers to gather information from several places in your filings in order to obtain this information and evaluate your estimates and assumptions.

Form 10-Q for the Period Ended March 31, 2006

Note 8. Stock Option Plans, page 10

2. We note that you adopted SFAS 123R on January 1, 2006. Please tell us how you considered Section H of SAB 107 that requires you to provide the disclosures in paragraphs 64-65, 84 and A240 through A242 in the interim period when Statement 123R is first adopted. In addition, explain to us how you considered Section M of the SAB regarding your MD&A disclosures.

3. We note that you disclose what your first quarter basic and diluted earnings per share would have been had you not adopted SFAS 123(R). This appears to be a non-GAAP measure for which you have not provided the disclosures required by Item 10(e) of Regulation S-K and Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Measures. Refer to Section G of SAB 107 and explain to us how you considered this guidance.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Gross Profit, page 18

4. In your discussion of the results of operations throughout your MD&A section, you sometimes refer to two or more sources as factors that contributed to a material change. For example, your gross profit discussion refers to the lower utilization of resources, lower pricing and other concessions to certain customers and start up costs on new customer relationships, however, the factors are not quantified. Describe how you considered Section to III.D of SEC Release 33-6835 in identifying and quantifying the extent of contribution of each of two or more factors underlying material increases or decreases.

5. Tell us more about the "concessions" provided to customers and how these affect your revenue recognition. Refer to the relevant guidance that supports your accounting.

* * * * * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all

Mr. Rajendra B. Vattikuti
Covansys Corporation
June 28, 2006
Page 3

correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

You may contact David Edgar, Staff Accountant, at (202)-551-3459, Mark Kronforst, Assistant Chief Accountant, at (202) 551-3451 or the undersigned at (202) 551-3489 if you have any questions regarding comments on the financial statements and related matters.

Sincerely,

Brad Skinner
Accounting Branch Chief